HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                                                         (303) 839-0061
Fax: (303) 839-5414



                                February 10, 2014


Jeffrey Gordon
Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C. 20549

      Re:   Flexible Solutions International, Inc.
            Form 10-K for the year ended December 31, 2012
            File No. 1-31540


     This office represents Flexible Solutions International, Inc. This letter is response to the staff's letter dated December 16, 2013. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter.

     1.  The letter requested by this comment will be sent under separate cover.

     2. Increases in sales volume were the primary reason for the increases in revenue, which only increased by 5.8% between 2012 and 2011. All factors which materially impacted sales, gross profit and operating profit (loss) for each period presented have been disclosed. See, for example, the discussion concerning the decline in the gross profit % during the year.

         See also attached page 15.

     3.  See attached page 16.

         The tables on page 15 of the 10-K report provide a description of the components in the statement of cash flows in layman's terms consistent with the SEC's plain English language rule. The variations between the periods are evident from the numbers in the table.

         See attached page 15.

     4. Total segment assets as of as of December 31, 2012 and 2011, as shown in Note 14 to the Company's December 31, 2012 financial statements, tie to the amounts shown on the Company's December 31, 2012 and 2011 balance sheets.

     Total segment assets as shown in Note 12 to the Company's September 30, 2013 financial statements include the cost of patents.

     As shown on the September 30, 2013 balance sheet:

            Property, equipment and leaseholds        $6,129,966
            Patents                                      179,226
                                                      ----------
                                                      $6,309,192


      5. See attached page 19.

      6. Footnotes 1 and 2 to the Executive Compensation table are worded exactly as that provided by Item 402(c)(2)(iii) and (iv) of Regulation S-K. The Executive Compensation table does not include any non-cash compensation.

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                           Very Truly Yours,

                                           HART & HART, LLC

                                            /s/ William T. Hart

                                           By
                                                William Hart

     The factors that will most significantly affect future operating results will be:

     o the sale price of crude oil which is used in the manufacture of aspartic acid we import from China. Aspartic acid is a key ingredient in our BCPA product ;

     o activity in the oil and gas industry, as we sell our BCPA product to oil and gas companies; and

     o    drought conditions, since we also sell our BCPA product to farmers.

      Other than the foregoing we do not know of any trends, events or uncertainties that have had, or are reasonably expected to have, a material impact on our revenues or expenses.


Capital Resources and Liquidity

        Our material sources and (uses) of cash during the year ended December 31, 2012 were:

Cash used by operations                                        $(305,840)
Equipment purchases, primarily related to our
   new facility in Alberta, Canada                              ( 96,721)
Borrowing from short term line of credit                         555,000
Repayment of loans                                              (293,397)
Exchange rate changes                                           (  4,078)
Cash on hand at beginning of period                              145,036

        Our material sources and (uses) of cash during the year ended December 31, 2011 were:

Cash used by operations                                        $(798,800)
Equipment purchases, primarily related to our
    new facility in Alberta, Canada                             (794,848)
Borrowing from short term line of credit                         650,000
Repayment of loans                                              (309,056)
Repurchase of common stock                                    (1,030,349)
Exchange rate changes                                             26,536
Cash on hand at beginning of period                            2,256,517


     In 2007, we began construction of a plant in Taber Alberta. The plant came on line during 2012 and we began depreciating the plant and related equipment effective January 2012. This resulted in a significant increase in depreciation expense as shown on our statement of cash flows for year ended December 31, 2012.

     Inventories also increased due to production at our newly opened plant in Alberta.

     The plant in Alberta is being used to manufacture aspartic acid which is the major component of TPAs. Previously, we bought aspartic acid from China where the base raw material is oil. Our plant in Taber uses sugar as the base raw material. Although we expect that we will still import some aspartic acid from China, using aspartic acid manufactured by our plant from sugar will reduce our raw material costs, reduce price fluctuations generated by oil prices and reduce shipping costs.


     We have sufficient cash resources to meets our future commitments and cash flow requirements for the coming year. As of December 31, 2012 our working capital was $3,489,827 and we have no substantial commitments that require significant outlays of cash over the coming fiscal year.

     We are committed to minimum rental payments for property and premises aggregating approximately $203,259 over the term of two leases, the last expiring on July 31, 2014.

      Commitments in each of the next five years are as follows:

                  2013            $155,295
                  2014            $ 47,964

     Other than as disclosed above, we do not anticipate any material capital requirements for the twelve months ending December 31, 2013.


     Other than as disclosed in Item 7 of this report, we do not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonable likely to result in, our liquidity increasing or decreasing in any material way.

      Other than as disclosed in Item 7 of this report, we do not know of any significant changes in our expected sources and uses of cash.


     We do not have any commitments or arrangements from any person to provide us with any equity capital.

     See Note 2 to the financial statements included as part of this report for a description of our significant accounting policies.

Critical Accounting Policies And Estimates

     Allowances for Product Returns. We grant certain of our customers the right to return product which they are unable to sell. Upon sale, we evaluate the need to record a provision for product returns based on our historical experience, economic trends and changes in customer demand.

     Allowances for Doubtful Accounts Receivable. We evaluate our accounts receivable to determine if they will ultimately be collected. This evaluation includes significant judgments and estimates, including an analysis of receivables aging and a review of large accounts. If, for example, the financial condition of a customer deteriorates resulting in an impairment of its ability to pay or a pattern of late payment develops, an allowance may be required.

     Provisions for Inventory Obsolescence. We may need to record a provision for estimated obsolescence and shrinkage of inventory. Our estimates would consider the cost of inventory, the estimated market value, the shelf life of the inventory and our historical experience. If there are changes to these estimates, provisions for inventory obsolescence may be necessary.

Recent Accounting Pronouncements

     We have evaluated recent accounting pronouncements issued since January 1, 2012 and determined that the adoption of this recent accounting pronouncements will not have a material effect on our financial statements.

ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

      Not applicable.

      We believe our directors benefit us for the following reasons:

         Name                       Reason
         ---------------            ----------------

         Daniel B. O'Brien          Long standing relationship with us.

         John J. Bientjes           Long standing relationship with us.

         Dr. Robert N. O'Brien      Long standing relationship with us.

         Dale Friend                Long standing relationship with us.

         Robert Helina              Corporate finance experience.

         Dr. Thomas Fyles           Scientific expertise.

ITEM 11.  EXECUTIVE COMPENSATION.

Summary Compensation Table

      The following table shows in summary form the compensation earned by (i) our Chief Executive Officer and (ii) by each other executive officer who earned in excess of $100,000 during the two fiscal years ended December 31, 2012.

                                                                       All
                                              Restricted              Other
Name and                                         Stock     Options    Annual
Principal             Fiscal  Salary   Bonus     Awards     Awards  Compensation
Position               Year     (1)     (2)       (3)        (4)       (5)          Total
------------------------------------------------------------------------------------------

Daniel B. O'Brien      2012  $612,184    --        --     $ 17,742      --        $629,926
President and Chief    2011  $174,505    --        --       29,799      --        $204,304
  Executive Officer

(1) The dollar value of base salary (cash and non-cash) earned.

(2) The dollar value of bonus (cash and non-cash) earned.

(3) During the periods covered by the table, the value of the shares of restricted stock issued as compensation for services to the persons listed in the table.

(4) The value of all stock options granted during the periods covered by the table.

(5) All other compensation received that we could not properly report in any other column of the table.


      During the year ended December 31, 2012, the Company determined that Daniel B. O'Brien, the Company's President and Chief Executive Officer, was underpaid. Accordingly, the Company increased Mr. O'Brien's annual salary to twice that which was paid to the highest paid employee of the Company. The Company expects that Mr. O'Brien's salary for the year ending December 31, 2014 will again be twice the annual salary paid to the Company's highest paid employee, excluding Mr. O'Brien.


Stock Option Program

      Our Stock Option Program involves the issuance of options, from time to time, to our employees, directors, officers, consultants and advisors. Options are granted by means of individual option agreements. Each option agreement specifies the shares issuable upon the exercise of the option, the exercise price and expiration date and other terms and conditions of the option.


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